New Gold Inc.

Suite 1800 Two Bentall Centre, 555 Burrard Street

Vancouver, British Columbia, Canada

V7X 1M9

 May 27, 2015

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	New Gold Inc.

Form 40-F for the Year Ended December 31, 2014

Filed March 27, 2015

File No. 001-31722

Dear Ms. Jenkins:

New Gold Inc. (“New Gold” or the “Company”) hereby acknowledges receipt of the comment letter dated April 29, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comments are reprinted below and followed by New Gold’s responses.

Form 40-F for the Year Ended December 31, 2014

Exhibit 99.2 – Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

Comment (1):

Please make arrangements with your auditors for them to revise their audit report on your financial statements to also include the following:

•	an opinion paragraph (Appendix to PCAOB Auditing Standard 1);

•	a paragraph referencing their report on internal control over financial reporting (paragraph 88 of PCAOB Auditing Standard 5); and

•	disclosure of the city and country where the report was issued (Appendix to PCAOB Auditing Standard 1). Please also make arrangements with your auditors for them to indicate the city and country where issued in their report on your internal control over financial reporting and in their consent included as Exhibit 99.10.

These revisions should be included in an amended Form 40-F.

Response (1):

The Company has filed an amendment to the Form 40-F that includes a revised report of our auditors regarding our audited consolidated financial statements for the years ended December 31, 2014 and 2013 that reflects the disclosure noted by the Staff.

Exhibit 99.3 – Management’s Discussion and Analysis

Review of Operating Mines, page 28

Non-GAAP Financial Performance Measures, page 55

Comment (2):

In future filings, please also reconcile the non-GAAP measures disclosed for each period presented in the Review of Operating Mines section to the amounts presented in Note 18 and/or elsewhere in your financial statements. Please provide us your proposed disclosures.

Response (2):

The Company will include the suggested disclosure in its future Management’s Discussion and Analysis incorporated in its Forms 40-F or Forms 6-K, as the case may be and as applicable. The disclosure will be substantially in the form of the revised disclosure shown in the blackline attached as Exhibit A.

In connection with responding to the Comment Letter, New Gold acknowledges that:

•	New Gold is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	New Gold may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0522.

Very truly yours,

/s/ Lisa Damiani
Lisa Damiani
Vice President, General Counse and Corporate Secretary New Gold Inc.

cc:	Christopher J. Cummings, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit A

Revised Disclosure.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
TOTAL CASH COSTS AND AISC RECONCILIATION
Operating expenses from continuing operations	123.1	121.7	411.1	435.5	344.3
Treatment and refining charges on concentrate sales	8.8	8.0	34.5	29.4	12.9
Adjustments(1)	(8.7)	(12.3)	(8.1)	(13.3)	0.3
Total cash costs before by-product revenue	123.2	117.4	437.5	451.6	357.5
By-product copper and silver sales	(80.0)	(84.5)	(321.8)	(303.8)	(190.9)
Total cash costs net of by-product revenue	43.2	32.9	115.7	147.8	166.6
Gold ounces sold	104,224	104,523	371,179	391,823	395,535
Total cash costs per gold ounce sold ($/ounce)	414	316	312	377	421
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	695	658	675	712	679
Total cash costs net of by-product revenue	43.2	32.9	115.7	147.8	166.6
Sustaining Capital Expenditures(3)	35.4	48.4	126.0	157.0	105.0
Sustaining exploration - expensed & capitalized	1.5	3.0	10.2	11.6	18.7
Corporate G&A including share-based compensation(4)	6.6	7.3	32.1	34.4	35.5
Reclamation expenses	1.4	0.5	5.4	1.5	1.4
Total all-in sustaining costs	88.1	92.1	289.2	352.4	327.2
All-in sustaining costs per gold ounce sold ($/ounce)	845	883	779	899	827
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	957	1,000	952	1,042	988
1.	Adjustments include non-cash items related to asset retirement obligations and inventory write-downs. The prior year also includes charges related to severance at New Afton and Peak Mines.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

New Afton Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	24.4	25.9	95.5	105.7	46.3
Treatment and refining charges on concentrate sales	6.9	6.1	28.4	20.2	5.6
Adjustments(1)	-	(0.4)	-	(0.4)	-
New Afton cash costs before by-product revenue	31.3	31.6	31.6	125.5	51.9
By-product copper and silver sales	(62.3)	(66.1)	(251.2)	(227.2)	(82.9)
New Afton cash costs net of by-product revenue	(31.0)	(34.5)	(127.4)	(101.7)	(31.0)
Gold ounces sold	25,835	24,176	102,060	85,030	29,735
New Afton cash costs per gold ounce sold ($/ounce)	(1,199)	(1,428)	(1,248)	(1,196)	(1,043)
New Afton cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	395	391	409	486	656
New Afton cash costs net of by-product revenue	(31.0)	(34.5)	(127.4)	(101.7)	(31.0)
Sustaining Capital Expenditures(3)	16.2	34.7	59.7	90.2	36.9
Sustaining exploration - expensed & capitalized	-	-	-	-	4.5
Reclamation expenses	0.3	0.1	1.3	0.2	0.2
New Afton all-in sustaining costs	(14.5)	0.3	(66.4)	(11.3)	10.6
All-in sustaining costs per gold ounce sold ($/ounce)	(560)	12	(650)	(133)	358
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	603	822	610	837	1,183
1.	Adjustments in the prior year include charges related to severance.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

Mesquite Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
MESQUITE CASH COSTS AND AISC RECONCILIATION
Operating expenses	29.0	26.9	93.3	94.3	97.4
Adjustments	0.3	0.2	0.9	0.7	0.9
Mesquite cash costs	29.3	27.1	94.2	95.0	98.3
Gold ounces sold	34,370	32,239	103,634	104,794	142,491
Mesquite cash costs per gold ounce sold ($/ounce)	852	841	909	907	690
Mesquite cash costs	29.3	27.1	94.2	95.0	98.3
Sustaining Capital Expenditures(1)	7.8	2.1	33.2	17.4	10.9
Sustaining exploration - expensed & capitalized	-	2.6	2.9	3.5	-
Reclamation expenses	0.4	0.1	1.0	0.2	0.2
Mesquite all-in sustaining costs	37.5	31.9	37.1	116.1	109.4
All-in sustaining costs per gold ounce sold ($/ounce)	1,090	988	1,266	1,108	768
1.	For the periods presented all capital expenditures at Mesquite per the segmented information note were sustaining capital expenditures.

Peak Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Peak cash costs and AISC reconciliation
Operating expenses	29.8	32.2	109.2	126.4	109.5
Treatment and refining charges on concentrate sales	1.7	2.0	6.1	9.2	7.4
Adjustments(1)	(0.5)	(2.1)	(0.5)	(2.1)	-
Peak cash costs before by-product revenue	31.0	32.1	114.8	133.5	116.9
By-product copper and silver sales	(13.6)	(12.4)	(50.3)	(46.1)	(48.7)
Peak cash costs net of by-product revenue	17.4	19.7	64.5	87.4	68.2
Gold ounces sold	24,614	25,323	98,002	102,811	89,269
Peak cash costs per gold ounce sold ($/ounce)	707	778	658	850	764
Peak cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	842	886	816	958	967
Peak cash costs net of by-product revenue	17.4	19.7	64.5	87.4	68.2
Sustaining Capital Expenditures(3)	11.0	8.1	27.0	41.1	46.8
Sustaining exploration - expensed & capitalized	1.5	-	7.2	7.7	5.8
Reclamation expenses	0.4	0.2	1.8	0.7	0.6
Peak all-in sustaining costs	30.3	28.0	100.5	136.9	121.4
All-in sustaining costs per gold ounce sold ($/ounce)	1,231	1,106	1,025	1,331	1,360
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	1,201	1,122	1,077	1,321	1,416
1.	Adjustments in the prior year include charges related to severance.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	For the periods presented all capital expenditures at Peak per the segmented information note were sustaining capital expenditures.

Cerro San Pedro Cash Costs and All-in Sustaining Costs per Ounce Reconciliation

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Cerro San Pedro cash costs and AISC reconciliation
Operating expenses	39.9	36.7	113.1	109.1	91.1
Adjustments(1)	(8.4)	(9.9)	(8.5)	(11.5)	(0.7)
Cerro San Pedro cash costs before by-product revenue	31.5	26.8	104.6	97.6	90.4
By-product silver sales	(4.1)	(6.0)	(20.2)	(30.5)	(59.3)
Cerro San Pedro cash costs net of by-product revenue	27.4	20.8	84.4	67.1	31.1
Gold ounces sold	19,404	22,785	67,463	99,188	134,040
Cerro San Pedro cash costs per gold ounce sold ($/ounce)	1,413	911	1,251	676	232
Cerro San Pedro cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	1,380	971	1,252	806	533
Cerro San Pedro cash costs net of by-product revenue	27.4	20.8	84.4	67.1	31.1
Sustaining Capital Expenditures(3)	0.4	3.8	6.0	8.7	11.4
Sustaining exploration - expensed & capitalized	-	-	-	-	5.2
Reclamation expenses	0.3	-	1.0	0.2	0.3
Cerro San Pedro all-in sustaining costs	28.1	24.5	91.4	76.0	48.0
All-in sustaining costs per gold ounce sold ($/ounce)	1,447	1,076	1,354	766	358
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	1,409	1,108	1,336	881	632
1.	Adjustments include non-cash items related to asset retirement obligations and inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

Total Sustaining Capital Expenditure Reconciliation

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Total sustaining capital expenditure
Mining Interests per statement of cash flows(1)	88.7	88.2	279.3	289.3	507.5
New Afton growth capital expenditure (~~1~~2)	(10.5)	(0.3)	(31.2)	(32.0)	(265.1)
Cerro San Pedro growth capital expenditure(3~~2~~)	(1.3)	(7.1)	(23.3)	(15.8)	-
Rainy River growth capital expenditure	(36.2)	(13.7)	(80.6)	(21.2)	-
Blackwater growth capital expenditure	(3.0)	(18.6)	(13.0)	(60.8)	(134.2)
Other growth capital expenditure	(1.4)	-	(1.4)	-	-
Sustaining capitalized exploration included in mining interests	(0.9)	(0.1)	(3.8)	(2.5)	(3.2)
Total Sustaining capital expenditures	35.4	48.4	126.0	157.0	105.0
1.	Current year and prior year Mining Interests per statement of cash flows are net of proceeds received from government assistance. 2012 Mining Interests include the purchase of additional Blackwater mining claims but are net of proceeds received from sale of pre-commercial production inventory.
~~1.~~2.	Current year growth capital expenditures at New Afton relate to the mill expansion and scoping study for the C-zone. Prior year costs relate to acceleration of the East Cave development. 2012 costs relate to when New Afton was in development prior to commercial production.
~~2.~~3.	Growth capital expenditures at Cerro San Pedro relate to capitalized stripping costs for Phase 5.

New Afton Sustaining Capital Expenditure Reconciliation

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
New Afton sustaining capital expenditure
Capital expenditure per segmented information	26.7	35.0	90.9	122.2	302.0
New Afton growth capital expenditure (1)	(10.5)	(0.3)	(31.2)	(32.0)	(265.1)
New Afton sustaining capital expenditures	16.2	34.7	59.7	90.2	36.9
1.	Current year growth capital expenditures at New Afton relate to the mill expansion and scoping study for the C-zone. Prior year costs relate to acceleration of the East Cave development. 2012 costs relate to when New Afton was in development prior to commercial production and are net of proceeds received from sale of pre-commercial production inventory of $14.5 million.

Cerro San Pedro Sustaining Capital Expenditure Reconciliation

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Cerro San Pedro sustaining capital expenditure
Capital expenditure per segmented information	1.7	10.8	29.3	24.5	11.4
Cerro San Pedro growth capital expenditure (1)	(1.3)	(7.1)	(23.3)	(15.8)	-
Cerro San Pedro sustaining capital expenditures	0.4	3.7	6.0	8.7	11.4
1.	Current year growth capital expenditures at New Afton relate to the mill expansion and scoping study for the C-zone. Prior year costs relate to acceleration of the East Cave development. 2012 costs relate to when New Afton was in development prior to commercial production and are net of proceeds received from sale of pre-commercial production inventory of $14.5 million.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments and monetization of the Company’s legacy hedge position;
•	Fair value changes on share purchase warrants;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net loss has been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments to net earnings also include the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net loss, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax removes the impact of the increase in the Chilean income tax rate used by the Company which was enacted in the third quarter of 2014. There is no similar adjustment in the third quarter of 2013. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
adjusted net earnings reconciliation
Net (loss) earnings before taxes	(420.5)	(281.8)	(409.5)	(191.6)	278.8
Loss on redemption of Senior Secured Notes	-	-	-	-	31.8
Loss on disposal of assets	1.9	0.9	1.7	2.6	3.3
Ineffectiveness on hedging instruments	-	-	-	(9.5)	2.9
Realized and unrealized gain on non-hedged derivatives	(4.1)	(4.5)	(8.5)	(49.3)	(61.1)
Loss (gain) on foreign exchange	21.4	13.9	47.5	25.7	1.3
Other	(0.7)	2.8	(0.7)	4.5	1.9
Loss on hedge monetization over original term of hedge	6.8	7.0	27.3	18.7	-
Rainy River transaction costs	-	0.1	-	5.0	-
Redundancy charges	-	2.4	-	2.4	-
Asset impairment	395.8	272.5	395.8	272.5	-
Inventory write-down	10.5	7.3	10.5	7.3	-
Adjusted net earnings (loss) before tax	11.1	20.6	64.1	88.3	258.9
Income tax expense	(11.4)	27.1	(67.6)	0.4	(79.8)
Income tax adjustments	13.7	(31.0)	48.7	(27.4)	4.4
Adjusted income tax expense	2.3	(3.9)	(18.9)	(27.0)	(75.4)
Adjusted net earnings (loss)	13.4	16.7	45.2	61.3	183.5
Adjusted earnings (loss) per share (basic)	0.03	0.04	0.09	0.13	0.40
Adjusted effective tax rate	21%	19%	30%	31%	29%

Adjusted Net Cash Generated from Operations

“Adjusted net cash generated from operations” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes certain non-recurring operating cash flow items. Management uses this measure to further evaluate the Company’s results of operations in each reporting period.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
adjusted net cash reconciliation
Net cash (used) generated from operations	69.9	99.7	268.8	171.9	235.8
Add back: Hedge settlement payment	-	-	-	65.7	-
Add back: Rainy River transaction costs	-	0.1	-	5.0	-
Add back: Payment of Rainy River acquisition expenses	-	-	-	12.9	-
Deduct: Amended tax returns	-	(6.6)	-	(6.6)	-
Adjusted net cash generated from operations	69.9	93.2	268.8	248.9	235.8
Add back (deduct): Change in non-cash operating working capital	(0.1)	(21.4)	41.6	9.7	44.8
Adjusted net cash generated from operations before changes in non-cash working capital	69.8	71.8	310.4	258.6	280.6

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Total Operating Margin

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
TOTAL OPERATING MARGIN
Revenues	188.1	198.4	726.0	779.7	791.3
Less: Operating expenses	(123.1)	(121.7)	(411.1)	(435.5)	(344.3)
~~Operating~~ Total operating margin	65.0	76.7	314.9	344.2	447.0

New Afton Operating Margin

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
New Afton OPERATING MARGIN
Revenues	85.3	88.3	350.2	318.7	127.3
Less: Operating expenses	(24.4)	(25.8)	(95.5)	(105.7)	(46.3)
New Afton operating margin	60.9	62.5	254.7	213.0	81.0

Mesquite Operating Margin

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Mesquite OPERATING MARGIN
Revenues	34.4	33.4	102.4	113.7	190.7
Less: Operating expenses	(29.0)	(27.0)	(93.3)	(94.3)	(97.4)
Mesquite operating margin	5.4	6.4	9.1	19.4	93.3

Peak Operating Margin

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Peak OPERATING MARGIN
Revenues	41.3	42.1	168.3	177.7	191.1
Less: Operating expenses	(29.8)	(32.2)	(109.2)	(126.4)	(109.5)
Peak operating margin	11.5	9.9	59.1	51.3	81.6

Cerro San Pedro Operating Margin

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
CERRO San Pedro OPERATING MARGIN
Revenues	27.1	34.6	105.1	169.6	282.2
Less: Operating expenses	(39.9)	(36.7)	(113.1)	(109.1)	(91.1)
Cerro San Pedro operating margin	(12.8)	(2.1)	(8.0)	60.5	191.1

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Total Average Realized Price

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
Total AVERAGE REALIZED PRICE
Revenues from gold sales	114.0	119.3	426.5	493.8	607.6
Treatment and refining charges on concentrate sales	3.0	2.6	12.5	11.5	5.7
Loss on hedge monetization over original term of hedge	6.8	7.0	27.3	18.7	-
Gross revenue from gold sales	123.8	128.9	466.3	524.0	613.3
Gold ounces sold	104,224	104,523	371,179	391,823	395,535
~~Average~~Total average realized price per gold ounce sold	1,188	1,233	1,256	1,337	1,551

New Afton Average Realized Price

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
NEW AFTON AVERAGE REALIZED PRICE
Revenues from gold sales	27.8	26.4	117.9	105.1	47.9
Treatment and refining charges on concentrate sales	2.3	1.8	9.6	6.6	2.1
Gross revenue from gold sales	30.1	28.2	127.5	111.7	50.0
Gold ounces sold	25,835	24,176	102,060	85,030	29,735
New Afton average realized price per gold ounce sold	1,164	1,168	1,248	1,314	1,681

Mesquite Average Realized Price

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
MESQUITE AVERAGE REALIZED PRICE
Revenues from gold sales	34.4	33.4	102.4	113.7	190.7
Loss on hedge monetization over original term of hedge	6.8	7.0	27.3	18.7	-
Gross revenue from gold sales	41.2	40.4	129.7	132.4	190.7
Gold ounces sold	34,370	32,239	103,654	104,794	142,491
Mesquite average realized price per gold ounce sold	1,198	1,251	1,254	1,263	1,338

Peak Average Realized Price

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
PEAK AVERAGE REALIZED PRICE
Revenues from gold sales	28.7	30.9	121.3	135.9	146.1
Treatment and refining charges on concentrate sales	0.7	0.8	2.7	4.9	3.6
Gross revenue from gold sales	29.4	31.7	124.0	140.8	149.7
Gold ounces sold	24,614	25,323	98,002	102,811	89,269
Peak average realized price per gold ounce sold	1,196	1,251	1,266	1,370	1,677

Cerro San Pedro Average Realized Price

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013	2012
CERRO SAN PEDRO AVERAGE REALIZED PRICE
Revenues from gold sales	23.1	28.6	84.9	139.1	223.0
Gold ounces sold	19,404	22,785	67,463	99,188	134,040
Cerro San Pedro average realized price per gold ounce sold	1,191	1,257	1,258	1,403	1,664